Filed pursuant to Rule 424(b)(5)
Registration No. 333-290252

AMENDMENT NO. 1 DATED June 5, 2026
TO PROSPECTUS SUPPLEMENT dated DECEMBER 9, 2025
(To Prospectus dated September 15, 2025)

STRIVE, INC.

Up to $2,600,000,000 of

Variable Rate Series A Perpetual Preferred Stock

__________________________

This Amendment No. 1 to prospectus supplement (the “amendment”) amends our prospectus supplement dated December 9, 2025 (the “prospectus supplement”). This amendment should be read in conjunction with the prospectus supplement and the accompanying prospectus dated September 15, 2025 (the “prospectus”), both of which are to be delivered with this amendment. This amendment amends only those sections of the prospectus supplement listed in this amendment, all other sections of the prospectus supplement remain as is.

We previously entered into a Controlled Equity OfferingSM Sales Agreement with Cantor Fitzgerald & Co., Barclays Capital Inc. and Clear Street LLC (collectively, the “Original Agents”), dated December 9, 2025 (the “Original Agreement”); which was amended and restated on June 5, 2026 (as amended and restated, the “Sales Agreement”) with the Original Agents and The Benchmark Company, LLC, StoneX Financial Inc., B. Riley Securities, Inc., Maxim Group LLC and H.C. Wainwright & Co., LLC (together with the Original Agents, the “Agents”), relating to the sale of shares of our Variable Rate Series A Perpetual Preferred Stock, par value $0.001 per share (the “SATA Stock”) offered by the prospectus supplement, as amended by this amendment. As amended and restated, the Sales Agreement provided for The Benchmark Company, LLC, StoneX Financial Inc., B. Riley Securities, Inc., Maxim Group LLC and H.C. Wainwright & Co., LLC to be added as additional sales agents and increased the aggregate offering price of our SATA Stock that we may offer and sell under the Sales Agreement from up to $500,000,000 to up to $2,600,000,000 (which amount includes shares that we sold under the Sales Agreement prior to the date of this amendment) from time to time through the Agents. We are filing this amendment to amend the prospectus supplement to add The Benchmark Company, LLC, StoneX Financial Inc., B. Riley Securities, Inc., Maxim Group LLC and H.C. Wainwright & Co., LLC as additional Agents and increase the aggregate dollar amount of the shares of SATA Stock that we may sell pursuant to the Sales Agreement. As of June 2, 2026, we have sold an aggregate of 3,263,908 shares of our SATA Stock pursuant to the Sales Agreement for gross proceeds of approximately $326.3 million.

Our SATA Stock is traded on The Nasdaq Global Market under the symbol “SATA.” The last reported sale price of our SATA Stock on The Nasdaq Global Market on June 2, 2026 was $97.32 per share.

Sales of our SATA Stock, if any, under this prospectus supplement may be made by any method that is deemed an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on or through The Nasdaq Global Market or any other existing trading market for our SATA Stock, sales made to or through a market maker other than on an exchange or otherwise, directly to one or more of the Agents as principals, in negotiated transactions (including block transactions) at market prices prevailing at the time of sale, at prices related to such prevailing market prices, and/or in any other method permitted by law. Our SATA Stock will be offered and sold through the Agents over a period of time and from time to time. None of the Agents are required to sell any specific amount, but each will act as our sales agent using commercially reasonable efforts, consistent with its normal trading and sales practices, on mutually agreed terms between the Agents and us. There is no current arrangement for funds to be received in an escrow, trust or similar arrangement.

The Agents will be entitled to compensation under the terms of the Sales Agreement at a commission rate of up to 3.0% of the gross proceeds from each sale of our SATA Stock. In connection with the sales of our SATA Stock on our behalf, the Agents will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the Agents will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contributions to the Agents against certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See the section entitled “Plan of Distribution” beginning on page S-10 of this amendment for additional information regarding the compensation to be paid to the Agents.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus supplement and our other filings with the Securities and Exchange Commission.

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Investing in our SATA Stock involves a high degree of risk. You should review carefully the risks and uncertainties referenced under the heading “Risk Factors” on page S-12 of the prospectus supplement dated December 9, 2025 and page 7 of the accompanying prospectus, in the other documents that are incorporated by reference herein and therein and any free writing prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this amendment, the prospectus supplement or the accompanying prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

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Cantor	Barclays	Clear Street	Benchmark, a StoneX company

StoneX	B. Riley Securities	Maxim Group LLC	H.C. Wainwright & Co.

The date of this Amendment No. 1 to the Prospectus Supplement is June 5, 2026.

TABLE OF CONTENTS

Amendment No. 1 to Prospectus Supplement

ABOUT THIS AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT	S-4
THE OFFERING	S-5
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	S-7
USE OF PROCEEDS	S-9
PLAN OF DISTRIBUTION	S-10

ABOUT THIS AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT

This amendment, the prospectus supplement and the accompanying prospectus are part of an automatic registration statement that we filed with the SEC as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act, using a “shelf” registration process. Under this shelf registration process, we may from time to time sell any combination of the securities as described in the accompanying prospectus in one or more offerings. Under the prospectus supplement, as amended by this amendment, we may from time to time sell shares of our SATA Stock having an aggregate offering price of up to $2,600,000,000 (which amount includes shares that we sold prior to the date of this amendment), at prices and on terms to be determined by market conditions at the time of the offering.

The prospectus supplement, as amended by this amendment, describes the terms of this offering of SATA Stock and also adds to and updates information contained in the documents incorporated by reference into this amendment and the prospectus supplement. To the extent there is a conflict between the information contained in this amendment, on the one hand, and the information contained in the prospectus supplement, the accompanying prospectus or in any document incorporated by reference into this amendment, the prospectus supplement or the accompanying prospectus that was filed with the SEC before the date of this amendment, on the other hand, you should rely on the information in this amendment. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference into this amendment—the statement in the document having the later date modifies or supersedes the earlier statement.

We have not, and the Agents have not, authorized anyone to provide you with any information other than that contained or incorporated by reference in this amendment, the prospectus supplement, the accompanying prospectus or any related free writing prospectus to which we have referred you. Neither we nor the Agents take any responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. We are not, and the Agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should assume that the information appearing in this amendment, the prospectus supplement, the accompanying prospectus, the documents incorporated by reference herein and therein and any free writing prospectus that we have authorized for use in connection with this offering, is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this amendment, the prospectus supplement, the accompanying prospectus, the documents incorporated by reference herein and therein and any free writing prospectus that we have authorized for use in connection with this offering, in their entirety before making an investment decision.

When we refer to “Strive,” “we,” “our,” “us,” the “Registrant,” the “Company” and “our company” in this amendment, we mean Strive, Inc., a Nevada corporation, unless otherwise specified.

THE OFFERING

The summary below describes certain of the principal terms of the offering of the SATA Stock. The summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in the prospectus supplement and the accompanying prospectus, except to the extent that the information herein amends or supersedes the information contained in the prospectus supplement and the accompanying prospectus. The terms of the SATA Stock are subject to important limitations and exceptions that are described in more detail under the caption “Description of Perpetual Preferred Stock” in the prospectus supplement, as amended, updated or modified periodically in our reports filed with the SEC, which are incorporated by reference herein and therein.

SATA Stock Offered by Us	Shares of our SATA Stock having an aggregate offering price of up to $2,600,000,000, which includes $326.3 million in gross proceeds sold under the Sales Agreement prior to the date of this amendment.
SATA Stock to Be Outstanding Immediately After This Offering	Up to 30,250,809 shares of SATA Stock assuming sales of 22,736,902 shares of our SATA Stock in this offering at an offering price of $100.00 per share, which is the intended lowest sale price of our SATA Stock on The Nasdaq Global Market (which offering amount excludes 3,263,908 shares of our SATA Stock previously sold under the Sales Agreement as of June 2, 2026, including 3,140,713 shares sold subsequent to March 31, 2026). The actual number of shares issued will vary depending on the number of shares that are sold and the sales price under this offering.
Plan of Distribution	“At the market offering” that may be made from time to time through the Agents. See the section entitled “Plan of Distribution.”
Use of Proceeds

We currently intend to use any net proceeds from the sale of SATA Stock under the prospectus supplement, as amended by this amendment, for general corporate purposes, including, among other things, the acquisition of bitcoin and bitcoin-related products and for working capital, the purchase of income generating assets to grow our business, other capital expenditures, repurchases of shares of our Class A Common Stock, and/or repayment of debt. We may also use such proceeds to fund acquisitions of businesses, assets or technologies that complement our current business. Our management will retain broad discretion over the allocation of the net proceeds from the sale of the shares of our SATA Stock offered by the prospectus supplement, as amended by this amendment. See the section entitled “Use of Proceeds.”

Bitcoin is a highly volatile asset that has traded below approximately $63,000 per bitcoin and above approximately $124,000 per bitcoin in our principal market in the 12 months preceding the date of this amendment. Bitcoin does not pay interest or other returns and so our ability to generate cash from our bitcoin holdings depends on sales. Future fluctuations in bitcoin trading prices may result in our converting bitcoin purchased with the net proceeds from this offering into cash with a value substantially below the net proceeds from this offering, and there can be no assurance as to whether or when we will realize any cash proceeds from our contemplated acquisition of bitcoin.

Risk Factors	Investing in our SATA Stock involves significant risks. See the disclosure under the heading “Risk Factors” in the prospectus supplement dated December 9, 2025 and the accompanying prospectus and under similar headings in other documents incorporated by reference herein and therein and any free writing prospectus.

The Nasdaq Global Market Symbol	“SATA”

The number of shares of our SATA Stock shown above to be outstanding after this offering is based on 4,373,194 shares of our SATA Stock outstanding as of March 31, 2026 and excludes 3,140,713 shares of SATA Stock issued pursuant to the Sales Agreement and the prospectus supplement after March 31, 2026 through June 2, 2026.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This amendment, the accompanying prospectus, the documents incorporated by reference herein and therein and any free writing prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, express or implied statements regarding the outlook and expectations of Strive and its subsidiaries, the strategic benefits and financial benefits of the merger transaction with Semler Scientific, Inc. (the "merger transaction"), including the expected impact of the merger transaction on Strive's future financial performance and the ability to successfully integrate the combined businesses, Strive’s intentions with respect to adjusting the SATA Stock dividend rate, and Strive's intentions with respect to the at-the-market programs for its listed securities. Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “predict,” “potential,” “assume,” “forecast,” “target,” “budget,” “outlook,” “trend,” “guidance,” “objective,” “goal,” “strategy,” “opportunity,” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgments of Strive and its management team about future events. Other risks, uncertainties and assumptions, including, among others, the following:

•	the outcome of any legal proceedings that may be instituted against Strive or its subsidiaries;

•	the possibility that the anticipated benefits of the merger transaction are not realized when expected or at all, including as a result of changes in, or problems arising from, implementation of Bitcoin treasury strategies and risks associated with Bitcoin and other digital assets, general economic and market conditions, interest and exchange rates, monetary policy, and laws and regulations and their enforcement;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	dilution caused by Strive’s issuance of additional shares of its Class A common stock or SATA Stock;

•	potential adverse reactions of Strive’s clients and customers or changes to business or employee relationships, including those resulting from the completion of the merger transaction;

•	other factors that may affect future results of Strive or the future trading performance of its Class A common stock or SATA Stock.

•	use of proceeds from the sale of shares of our Class A Common Stock under the prospectus, as amended and supplemented by this amendment, if any; and

•	other risks described in our filings with the SEC, including under the heading “Risk Factors” in our Annual Report on Form 10-K and any subsequent filings with the SEC.

These factors are not necessarily all of the factors that could cause Strive’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Strive’s results.

Forward-looking statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to such risks, uncertainties and other factors. Discussions containing forward-looking statements may be found, among other places, in the section entitled “Risk Factors” in the prospectus supplement dated December 9, 2025, and the sections entitled “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the documents incorporated by reference herein, including our most recent Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, as well as any amendments thereto.

The forward-looking statements contained in this amendment represent our judgment as of the date of this amendment. We caution readers not to place undue reliance on such statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this amendment and the prospectus supplement.

All forward-looking statements contained in the prospectus supplement, as amended by this amendment, or any related free writing prospectus or any document incorporated by reference herein or therein are qualified in their entirety by this cautionary statement.

USE OF PROCEEDS

We may issue and sell shares of our SATA Stock having aggregate sales proceeds of up to $2,600,000,000 from time to time, which includes $326.3 million in gross proceeds sold pursuant to the Sales Agreement as of June 2, 2026. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. There can be no assurance that we will sell any additional shares under or fully utilize the Sales Agreement as a source of financing.

We currently intend to use any net proceeds from the sale of SATA Stock under the prospectus supplement, as amended by this amendment, if any, for general corporate purposes, including, among other things, the acquisition of bitcoin and bitcoin-related products and for working capital, the purchase of income generating assets to grow our business, other capital expenditures, repurchases of shares of our Class A Common Stock, and/or repayment of debt. We may also use such proceeds to fund acquisitions of businesses, assets or technologies that complement our current business.

Bitcoin is a highly volatile asset that has traded below approximately $63,000 per bitcoin and above approximately $124,000 per bitcoin in our principal market in the 12 months preceding the date of this amendment. Bitcoin does not pay interest or other returns and so our ability to generate cash from our bitcoin holdings depends on sales. Future fluctuations in bitcoin trading prices may result in our converting bitcoin purchased with the net proceeds from this offering into cash with a value substantially below the net proceeds from this offering, and there can be no assurance as to whether or when we will realize any cash proceeds from our contemplated acquisition of bitcoin.

We have not determined the specific amount of the net proceeds to be used for such purposes. As a result, our management will retain broad discretion over the allocation of the net proceeds from the sale of the shares of our SATA Stock offered by the prospectus supplement, as amended by this amendment and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used in a manner of which you approve.

PLAN OF DISTRIBUTION

We previously entered into the Original Agreement dated December 9, 2025, which was amended and restated on June 5, 2026, with the Agents. Sales of our shares of SATA Stock, if any, under the prospectus supplement, as amended by this amendment, and the accompanying prospectus will be made by any method that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act. The Sales Agreement provided for The Benchmark Company, LLC, StoneX Financial Inc., B. Riley Securities, Inc., Maxim Group LLC and H.C. Wainwright & Co., LLC to be added as additional sales agents and increased the aggregate offering price of SATA Stock that we may issue and sell under the Sales Agreement from up to $500,000,000 to up to $2,600,000,000 (which amount includes shares we have already sold pursuant to the Sales Agreement prior to the date of this amendment). As of June 2, 2026, we have sold an aggregate of 3,263,908 shares of SATA Stock pursuant to the Sales Agreement for gross proceeds of approximately $326.3 million.

Upon delivery of a placement notice and subject to the terms and conditions of the Sales Agreement, the Agents may sell shares of our SATA Stock by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act, including sales made directly on or through The Nasdaq Global Market, or any other existing trading market for our SATA Stock, sales made to or through a market maker other than on an exchange or otherwise, directly to one or more of the Agents as principals, in negotiated transactions (including block transactions) at market prices prevailing at the time of sale, at prices related to such prevailing market prices, and/or in any other method permitted by law. We may instruct the Agents not to sell shares of our SATA Stock if the sales cannot be effected at or above the price designated by us from time to time. We or the Agents may suspend the offering of shares of our SATA Stock upon notice and subject to other conditions.

We will pay the Agents a commission, in cash, at a rate of up to 3.0% of the gross sales price per share issued by us and sold pursuant to the Sales Agreement. Because there is no minimum offering amount required as a condition of this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. We have also agreed to reimburse the Agents for certain specified fees and documented expenses, including the reasonable and documented out-of-pocket fees and disbursements of the counsel to the Agents in an amount not to exceed (a) $125,000 in connection with the execution of the Sales Agreement, (b) $25,000 per calendar quarter thereafter payable in connection with each representation date with respect to which the Company is obligated to deliver a certificate pursuant to the terms of the Sales Agreement, and (c) $40,000 for each program “refresh” (filing of a new registration statement, prospectus or prospectus supplement relating to the shares of SATA Stock and/or an amendment of the Sales Agreement) executed pursuant to the Sales Agreement. We estimate that the total expenses for the offering, excluding compensation payable to the Agents pursuant to the terms of the Sales Agreement, will be approximately $1 million.

Settlement for sales of our SATA Stock will occur on the business day immediately following the date on which any sales are made, or on such other date that is agreed upon by us and the Agents in connection with a particular transaction, in return for payment of the net proceeds to us. Sales of our SATA Stock as contemplated in the prospectus supplement, as amended by this amendment, will be settled through the facilities of The Depository Trust Company or by such other means as we and the Agents may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

The Agents will use their commercially reasonable efforts, consistent with their sales and trading practices, to solicit offers to purchase the shares of SATA Stock under the terms and subject to the conditions set forth in the Sales Agreement. In connection with the potential future sales of SATA Stock on our behalf, each Agent will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of each Agent will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to each Agent and specified other persons against certain civil liabilities, including liabilities under the Securities Act and the Exchange Act.

We will report at least quarterly the number of our shares of SATA Stock sold under the Sales Agreement and the net proceeds to us in connection with such sales of our SATA Stock.

The offering of our SATA Stock pursuant to the Sales Agreement will terminate upon the termination of the Sales Agreement as permitted therein. We and the Agents may each terminate the Sales Agreement at any time upon ten days’ prior notice.

The Agents and their respective affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M, the Agents will not engage in any market-making activities involving our shares of SATA Stock while the offering is ongoing under the prospectus supplement, as amended by this amendment.

The prospectus supplement and any applicable amendments thereto may be made available in electronic format on a website maintained by each of the Agents, and each of the Agents may distribute the prospectus supplement and this amendment electronically.

STRIVE, INC.

Up to $2,600,000,000 of

Variable Rate Series A Perpetual Preferred Stock

__________________________

AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT

__________________

Cantor	Barclays	Clear Street	Benchmark, a StoneX company

StoneX	B. Riley Securities	Maxim Group LLC	H.C. Wainwright & Co.

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June 5, 2026